Filed pursuant to Rule 424(b)(3)

Registration No. 333-252515

PROSPECTUS SUPPLEMENT NO. 27

(to Prospectus dated February 16, 2021)

Danimer Scientific, Inc.

Up to 32,435,961 Shares of Common Stock

Up to 16,279,253 Shares of Common Stock Issuable Upon Exercise of Warrants and Options

This prospectus supplement supplements the prospectus dated February 16, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252515). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on March 7, 2023 (the "Current Report"). Accordingly, we have attached the Current Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 16,279,253 shares of our Class A common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,000,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of Live Oak Acquisition Corp., our predecessor company (“Live Oak”), (ii) up to 10,000,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Live Oak and (iii) up to 279,253 shares of Common Stock issuable upon exercise of Non-Plan Legacy Danimer Options. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (i) up to 32,435,961 shares of Common Stock (including up to 6,000,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 6,000,000 Private Warrants. We will not receive any proceeds from the sale of shares of Common Stock or the Private Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “DNMR”. On March 10, 2023, the closing price of our Common Stock was $2.06. Our Public Warrants were previously traded on The New York Stock Exchange under the symbol “DNMR WS”; however, the Public Warrants ceased trading on the New York Stock Exchange and were delisted following their redemption.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 10, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 07, 2023

DANIMER SCIENTIFIC, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39280	84-1924518
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 Industrial Boulevard
Bainbridge, Georgia		39817
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 229 243-7075

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	DNMR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

On March 2, 2023, Danimer Scientific, Inc. (the "Company"), formerly known as Live Oak Acquisition Corp. ("Live Oak"), filed a petition in the Delaware Court of Chancery (the “Court of Chancery”) pursuant to Section 205 (the “Section 205 Petition”) of the Delaware General Corporation Law (“DGCL”), seeking validation of its Fourth Amended and Restated Certificate of Incorporation, which increased the authorized number of shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”) in connection with the closing of its business combination transaction with Meredian Holdings Group, Inc. The Company’s filing is in response to uncertainty created by a recent Court of Chancery holding in Garfield v. Boxed, Inc., 2022 WL 17959766 (Del. Ch. Dec. 27, 2022) that potentially affects the Company and many other similarly situated companies that were formed and became publicly traded as a special purpose acquisition company (“SPAC”).

Out of an abundance of caution, the Company has elected to pursue the remedial actions described below. Concurrently with the filing of the petition, the Company filed a motion to expedite the hearing of the Section 205 Petition, which was subsequently granted on March 3, 2023.

Background

At a special meeting of stockholders of Live Oak, held on December 28, 2020 (the “Live Oak Special Meeting”), a majority of the then-outstanding shares of Live Oak’s Class A common stock and Class B common stock, voting together as a single class, voted to approve the Company’s Fourth Amended and Restated Certificate of Incorporation, which, among other things, increased the authorized shares of the Company’s common stock from 110,000,000 shares to 200,000,000 shares (converting all of its Class B common stock into the same number of shares of its Class A common stock) (the “Authorized Share Charter Amendment”).

The aforementioned Boxed decision has created uncertainty as to whether Section 242(b)(2) of the DGCL would have required the Authorized Share Charter Amendment to be approved by a separate vote of the majority of the then-outstanding shares of Live Oak’s Class A common stock.

The Company continues to believe that a separate vote of the Live Oak’s Class A common stock was not required to approve the Authorized Share Charter Amendment. Further, an analysis of the votes from the Live Oak Special Meeting confirm that the Authorized Share Charter Amendment was approved by a majority of each of the outstanding shares of Class A common stock and Class B common stock, when viewed separately. However, to remove uncertainty created in light of the Boxed decision, the Company filed a petition in the Court of Chancery pursuant to Section 205 of the DGCL seeking validation of the Authorized Share Charter Amendment and the shares issued pursuant thereto to resolve any uncertainty with respect to those matters. Section 205 of the DGCL permits the Court of Chancery, in its discretion, to validate potentially defective corporate acts and stock after considering a variety of factors.

Since the Boxed decision was issued, the Company is informed that, through March 6, 2023, the Court of Chancery has heard twenty-three Section 205 petitions brought by companies facing similar uncertainty arising out of the Boxed decision and has approved each such petition.

If the Company is not successful in its Section 205 Petition, the uncertainty with respect to the Company’s authorized capitalization could have a material adverse impact on the Company, including without limitation on the Company’s ability to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and the potential adverse consequences resulting therefrom.

Hearing Date

On March 3, 2023, the Court of Chancery granted the motion to expedite and set a hearing date for the Section 205 Petition to be heard at 11:00 a.m. on March 17, 2023, at the Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware 19801. As required by the Court of Chancery, a copy of the Company’s Section 205 Petition in the form filed with the Court of Chancery is attached hereto as Exhibit 99.1. If any stockholder of the Company wishes to express a position on the Section 205 Petition, such stockholder of the Company may (i) appear at the Section 205 hearing or (ii) file a written submission with the Register in Chancery, Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware 19801, referring to the case captioned, In re Danimer Scientific, Inc., Case Number 2023-0267-LWW in advance of the hearing, and any such written submission should be emailed to the Company’s counsel, Kevin Gallagher, Richards, Layton & Finger, P.A. at gallagher@rlf.com.

Forward-Looking Statements

This current report on Form 8-K (this “Current Report”) includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “continue,” “project” or the negative of such terms and other similar expressions that predict or indicate future events or trends or that are not statements of present or historical matters. These forward-looking statements are not intended to serve as, and must not be relied on by an investor or any other person as, a guarantee, an assurance, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from these forward-looking statements.

In particular, no assurances can be made regarding the outcome or timing of the Company’s Section 205 Petition. If the Company is unsuccessful in the Section 205 Petition, the uncertainty with respect to the Company’s capitalization could limit its ability to complete equity financing transaction or issue stock-based compensation to its employees, directors and officers until the underlying issues are definitively resolved. As described above, this uncertainty could have a material adverse effect on the Company.

Item 9.01 Financial Statements and Exhibits.

d) Exhibits.

Exhibit No.	Description
99.1	Verified Petition for Relief Pursuant to 8 Del. C. § 205
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Danimer Scientific, Inc

Date:	March 7, 2023	By:	/s/ Stephen A. Martin
Stephen A. Martin Chief Legal Officer